EXHIBIT 99.2

October 20, 2011

VIA SEDAR

To:	Ontario Securities Commission (as Principal Regulator) and
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Division
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Re:	Final Short Form Prospectus of Algonquin Power & Utilities Corp.
(the “Corporation”)

We refer to the final short form prospectus dated October 20, 2011 (the “Prospectus”) of Algonquin Power & Utilities Corp.

We hereby consent to the use of our firm name on the first page of the Prospectus and under the heading “Interests of Experts” in the Prospectus and consent to the use of our firm name and opinion under the heading “Eligibility for Investment”.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services that we performed in connection with such opinion.

This letter is solely for the information of the addressees and is not to be quoted from or referred to, in whole or in part, in the Prospectus or any other document and is not to be relied upon for any other purpose.

Yours truly,